U.S. Securities and Exchange Commission
                             Washington, D.C. 20549

                                  FORM N-17f-2

 Certificate of Accounting of Securities and Similar Investments in the Custody
                       of Management Investment Companies

                   Pursuant to Rule 17f-2 [17 CFR 270, 17f-2]

1.  Investment Company Act File Number:       Date examination completed:
               811-09873                                10/24/01


2.  State Identification Number:


AL        AK        AZ       AR       CA       CO
CT        DE        DC       FL       GA       HI
ID        IL        IN       IA       KS       KY
LA        ME        MD       MA       MI       MN
MS        MO        MT       NE       NV       NH
NJ        NM        NY       NC       ND       OH
OK        OR        PA       RI       SC       SD
TN        TX        UT       VT       VA       WA
WV        WI        WY       PUERTO RICO

Other (specify):


3.  Exact name of investment company as specified in registration statement:
                       Wachovia Variable Insurance Funds

4.  Address of principal executive office:
    (number, street, city, state, zip code)
              Federated Investors Tower, Pittsburgh, PA 15222-3379


INSTRUCTIONS

     This Form must be completed by the investment companies that have custody of securities or similar investments.

Investment Company

1.   All items must be completed by the investment company.

2. Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

Accountant

3. Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission's principal office in Washington, D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

         THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

     Note: The estimated average burden hours are made solely for purposes of the Paperwork Reduction Act, and are not derived from a comprehensive or even a representative survey or study of the costs of SEC rules and forms. Direct any comments concerning the accuracy of the estimated average burden hours for compliance with SEC rules and forms to Kenneth A. Fogash, Deputy Executive Director, U.S. Securities and Exchange Commission, 450 Fifth Street, N.W., Washington, D.C. 20549 and Gary Waxman, Clearance Officer, Office of Management and Budget, Room 3208 New Executive Office Building, Washington, D.C. 20503.


                        Report of Independent Accountants


To the Board of Trustees of
Wachovia Variable Insurance Funds

     We have examined management's assertion, included in the accompanying "Report of Management on Compliance with Rule 17f-2 of the Investment Company Act of 1940," that the Wachovia Variable Insurance Funds (the "Funds") complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 ("the Act") as of August 31, 2001 with respect to securities and similar investments reflected in the investment accounts of the Funds. Management is responsible for the Funds' compliance with those requirements. Our responsibility is to express an opinion on management's assertion based on our examination.

     Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and accordingly, included examining, on a test basis, evidence about the Funds' compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of August 31, 2001, and with respect to agreement of security and similar investments purchases and sales, for the period from May 31, 2001 (the date of last examination) through August 31, 2001;

o Confirmation of all securities and similar investments held by institutions in book entry form at the Depository Trust Company;

o Reconciliation of confirmation results as to all such securities and investments to the books and records of the Funds and the Wachovia National Bank; and

o Agreement of investment purchases and sales since our last examination from the books and records of the Funds to broker confirmations or other supporting documentation.

     We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds' compliance with specified requirements.

     In our opinion, management's assertion that the Funds complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of August 31, 2001, with respect to securities and similar investments reflected in the investment accounts of the Funds, is fairly stated, in all material respects.

     This report is intended solely for the information and use of the board of trustees and management of the Funds and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.



                                                            /s/Ernst & Young LLP



Boston, Massachusetts
October 24, 2001


               Report of Management on Compliance With Rule 17f-2
                      of the Investment Company Act of 1940



     We, as members of management of the Wachovia Variable Insurance Funds (the "Funds"), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal control over compliance with those requirements. We have performed an evaluation of the Funds' compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of August 31, 2001.

     Based on this evaluation, we assert that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of August 31, 2001 with respect to securities and similar investments reflected in the investment accounts of the Funds.




                                      By: /s/R. Edward Bowling
                                      R. Edward Bowling
                                      Vice President
                                      Wachovia Variable Insurance Funds



                                      /s/James E. Ostrowski
                                      James E. Ostrowski
                                      Vice President and Assistant Treasurer
                                      Wachovia Variable Insurance Funds